November 24, 2015

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	AuraSource, Inc. Amendment 1 to Registration Statement on Form S-1 Filed November 9, 2015 File No. 333-207321

Correspondence

Dear H. Roger Schwall,

AuraSource, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated November 18, 2015. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1. Please provide updated disclosure to reflect your most recent quarterly results. For example, please monitor the requirement to provide updated financial statements with your next amendment. Refer to Rules 3-12 and 8-08 of Regulation S-X.

We agree with your comment and have updated the disclosure to reflect the most recent quarterly results.

Plan of Distribution, page 19

2. We note your response to prior comment 3 from our letter to you dated October 30, 2015. However, you continue to refer to the selling stockholder’s “pledgee, transferee or other successors in interest as selling stockholders under this Prospectus.” Consistent with Section 10.3 of the Equity Purchase Agreement you filed as Exhibit 10.8, please revise the prospectus to clarify that your registration statement only covers sales by the selling stockholder and not by any transferees.

We agree with your comment and have revised the prospectus to clarify that your registration statement only covers sales by the selling stockholder and not by any transferees

3. You provided revised disclosure in response to prior comment 5, but you do not include an explanation or context for your references to “Sections 7.2(e) or 7.2(f).” As applicable, please further revise to refer to the Equity Purchase Agreement and to provide context for the disclosure.

We agree with your comment and have revised to refer to the Equity Purchase Agreement and to provide context for the disclosure

* * * * *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Eric Stoppenhagen, Chief Financial Officer, at (949) 903-0468 if you have questions or need additional information.

Sincerely,

AuraSource, Inc.

/s/ Philip Liu

Philip Liu, CEO